Exhibit 1

Pointer Telocation Announces Plan

to Spin-off Shagrir Business

Rosh HaAyin, Israel December 1, 2014, Pointer Telocation Ltd. (Nasdaq CM: PNTR) (“Pointer”) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today that its Board of Directors has approved a plan to spin off certain assets and liabilities of its wholly owned subsidiary, Shagrir Systems Ltd. (“Shagrir”) into a new entity (“NewCo”). Thereafter Shagrir, with its remaining assets will be merged into Pointer.

As part of the spin-off process, Shagrir's current Road Side Assistance (RSA) and other related services shall be purchased by NewCo. Following the spin-off, Shagrir, with its remaining business consisting of Mobile Resource Management (MRM), will be merged into Pointer (the "Merger"). Once this process is complete, Pointer’s business will be fully focused on its MRM activities, in line with its long-term strategy. Location-based services and fleet management for vehicle and assets tracking will be the core activity of Pointer’s MRM business.

The merger is expected to become effective as of December 31, 2014. During 2015, Pointer intends, subject to the applicable legal requirements, to distribute the shares of NewCo to Pointer's shareholders as a dividend in kind (the "Distribution") and shall use its best efforts to register NewCo’s shares for trade on the Tel Aviv Stock Exchange.

Pointer shares will continue to trade on the Nasdaq under the symbol ‘PNTR’ after the Distribution is completed.

Pointer’s Board of Directors has determined that the proposed spin-off and Distribution is in the best interests of Pointer’s shareholders. Certain pro-forma information is provided in Exhibit A hereto for informational purposes. Pointer believes that spinning off the Transferred Business will provide several opportunities and benefits, including the following:

•	Market Recognition: Pointer management believes that Pointer's market valuation does not fully reflect the value inherent in Pointer's assets and properties. By listing for trading and distributing these assets to Pointer shareholders, management aims to unlock some of the unrecognized value of these assets and place it directly into the hands of Pointer shareholders.

•	Business Focus: Each business, Pointer (MRM) and NewCo (RSA), will be better able to focus its efforts on and allocate its resources towards its respective businesses.

David Mahlab, President and CEO of Pointer commented, “The purpose of the plan is to increase shareholder value by realizing some of the unlocked value inherent within Pointer as well as simplify the overall structure of the business. The Pointer corporate structure will become much simpler and our business will become focused on the fast growing MRM space, which will enable us to increase our growth rates and improve our profitability. Pointer’s shareholders will also benefit from NewCo, a solid and profitable company, focused on the RSA space, which will be a standalone listed company. We are confident that this move creates significant value and is in the best interests of both companies."

The spin-off and Distribution do not require Pointer's shareholders’ approval.  Further details regarding the Distribution will be mailed to Pointer’s shareholders prior to the Distribution. The consummation of the Distribution shall be subject to certain conditions that will be described in the information mailed to shareholders.

About Pointer Telocation:

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. Pointer Telocation's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Pro-forma amounts

The unaudited non-GAAP pro forma financial information included in this press release have been derived from our historical consolidated financial statements and are not intended to reflect our actual results of operations had the transaction contemplated by the spin-off occurred as of and for the periods indicated. In addition, such information is provided for illustrative and informational purposes only and are not necessarily indicative of the future results of operations or financial condition of Pointer or NewCo as independent, publicly traded companies. The pro forma information is based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events directly attributable to the spin-off, and that are factually supportable, and, where applicable, that are expected to have a continuing impact on us. However, our assumptions may prove not to be accurate and such adjustments are subject to change based on the finalization of the terms of the spin-off.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Pointer Telocation. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Pointer Telocation with respect to the proposed acquisition and other future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Pointer Telocation to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, the potential impact of, and opportunities created by the proposed reorganization and spin-off transaction; its dividends plans, the ability of Pointer to complete the contemplated transactions, the ability of each of NewCo and Pointer to conduct and expand their respective businesses following the proposed spin-off, changes in the markets in which Pointer Telocation operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect Pointer Telocation and its results of operations, as described in reports filed by Pointer Telocation with the Securities and Exchange Commission from time to time. Pointer Telocation does not assume any obligation to update these forward-looking statements.

Contact

Zvi Fried, V.P. and Chief Financial Officer	Kenny Green/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com

Exhibit A

U.S. dollars in thousands

	Nine months ended September 30, 2014			Year ended December 31, 2013
	MRM	RSA	Total	MRM	RSA	Total
	Unaudited			Unaudited

Revenues	51,539	27,177	78,716	62,303	35,554	97,857

Cost of Revenues	28,458	23,445	51,903	35,155	31,105	66,260

Gross profit	23,081	3,732	26,813	27,148	4,449	31,597
	45%	14%	34%	44%	13%	32%

Operating Expenses	17,510	2,925	20,435	21,290	4,261	25,551

Operating profit	5,571	807	6,378	5,858	188	6,046